SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces recent developments

PARTNER COMMUNICATIONS ANNOUNCES RECENT DEVELOPMENTS

ROSH HA'AYIN, Israel, May 25, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the following developments that have recently occurred:

Regulatory Developments

Reduction of Interconnect Tariffs to be paid to cellular operators

In May 2010, following the previously reported examination conducted by the Ministry of Communications ("MOC") regarding interconnect tariffs, the MOC announced that it is considering changes to the regulations which set interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators as follows:

•
to reduce the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call in its cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0414 per minute effective August 1, 2010; to NIS 0.0354 per minute effective January 1, 2011; to 0.0311 per minute effective January 1, 2012; to NIS 0.0280 per minute effective January 1, 2013; and to NIS 0.0257 effective January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network from the current tariff of NIS 0.0285 to NIS 0.0019 effective August 1, 2010; to NIS 0.0017 effective January 1, 2011; to NIS 0.0016 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

•
the tariffs do not include VAT and will be updated annually on January 1 of each year starting January 1, 2011("the updating date"). The update will be based on the change in the Israeli Consumer Price Index ("CPI") published in November of the year preceding the updating date against the CPI published in January 2010.

The cellular operators have been requested to submit their reply by June 6, 2010. The Company cannot assess at this stage the ultimate outcome of the hearing and what the final maximum interconnect tariffs will be.

If the changes, as currently proposed by the MOC, are adopted, then, absent any efforts to mitigate the possible damages, the expected loss of revenue and the additional adverse affects, such as a change in the mobile usage pattern and facilitation on MVNOs' entry to the market, will have a material adverse affect on our results of operations. For further details, see the Company's press releases dated May 4, 2010 and May 5, 2010.

Site and infrastructure sharing

Further to the tender committee appointed by the MOC to allocate UMTS frequencies to additional cellular operators described in the Company's 2009 Annual Report on Form 20-F/A dated March 22, 2010, the Company submitted on May 24, 2010 its reply to a hearing published by the MOC regarding site sharing between the new cellular operator and the existing cellular operators for an interim period until the new cellular operator can provide complete coverage of his network and regarding the sharing of telecommunications infrastructure. This regulatory initiative may increase the likelihood of additional new competitors in the mobile telephone market in Israel. Our capacity is limited, and if we will be required to share our sites and infrastructure with other operators, as a result of the MOC decision of this hearing, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the MOC may impose tariffs as well as the terms and conditions of such usage. If the MOC sets those tariffs too low, this may adversely affect our financial condition.

Limiting the Company's license by changing the methodology of charging for international calls

On May 24, 2010, the Company filed a petition with the Supreme Court in its capacity as a High Court of Justice ("the High Court of Justice") objecting to the MOC's decision, to limit the Company's license, inter alia, by changing the methodology of charging for international calls.

The MOC decided on January 31, 2010 that when dialing abroad from a cellular handset, a cellular customer will no longer be charged for airtime, which is determined by the cellular operators but rather will only be charged for international call rates that will be determined by the international operator. The international operator shall pass onto the cellular operator a fee which is identical to the interconnect tariff for completion of a call on a cellular network, rather than a fee for initiating a call from a cellular network.

The MOC decision has been reflected in an amendment to our license and is expected to become effective on August 1, 2010. This decision to limit the Company's license, inter alia, by changing the methodology for international calls initiated by cellular customers has an adverse effect on our revenues.  The MOC decision with respect to the reduction of interconnect tariff for cellular operators as described above, may have, inter alia, a further adverse affect on the Company's revenues from calls made by our customers while dialing abroad.

In the petition, the Company requested that the decision concerning the revision of the Company's license will be cancelled and alternatively to refrain from setting a fee to be paid by the international operator to the cellular operator for initiating a call from a cellular network, which is identical to the interconnect tariff set for the completion of a call on a cellular network.

Limitation of Exit Fees

On April 28, 2010, the MOC published a hearing for all operators licensed to provide mobile radio telephone services, fixed-lines services and internet access services ("the operators"), regarding the limitation of exit fees that the operators may impose on their private customers, that do not comply with the commitment period. In accordance with the hearing, the MOC is considering determining the following: (1) the maximum exit fees that the operator will be entitled to impose will be equal to 10% of the average monthly bill of the customer during the commitment period multiplied by the balance of the remaining number of months in the commitment period ;(2)  any refund for one time benefits granted to the customer, including the subsidizing of a handset, will be included in the exit fees and will not be charged in any other manner; (3) to determine that the operator will be entitled to allow its customers to purchase handsets in multiple installments only by credit transactions with the credit card companies and not by directly charging the customers' credit cards. The operators have been requested to submit their reply by June 1, 2010.

A petition to the High Court of Justice regarding MOC refusal  to grant the Company international telecommunication license

On April 13, 2010, the Company filed a petition with the High Court of Justice regarding the MOC's refusal to change its policy that prohibits cellular operators from obtaining licenses for the provision of international telecommunication services. After filing the petition, a letter from the Director-General of the MOC dated April 18, 2010 was received by the Company reiterating the MOC's above policy.

Public Committee for the examination of the tariffs for different segments in the wholesale fixed-line market and "Bezek"'s tariffs and tariff structure

On May 4, 2010 the committee for examining the "Bezek" tariff structure, published an invitation to the public to submit its position by June 3, 2010 with respect to two main topics that the committee will examine: (1) a new tariff  arrangement for "Bezek" that will replace the existing one (2) a determination of new tariffs for different segments regarding the provision of services in the wholesale market for the fixed-line sector ("Bezek" and "HOT") and a determination of call completion tariffs on the fixed-line networks.

Other

On May 24, 2010 the Company was served with a lawsuit and a motion for its recognition as a class action, filed on May 23, 2010 against Partner and the other cellular operators, in the Central District Court (Petach Tikva). The claim alleges that Partner, as well as the other defendants, is breaching its contractual and/or legal obligation to erect cellular sites in the appropriate scope, quantity and coverage in order to provide cellular services in the required and appropriate quality. The plaintiffs claimed that this omission also causes, inter alia, monetary damages caused to consumers as a result of lack of sufficient coverage, including call disconnections, insufficient voice quality etc., as well as a significant increase in the non-ionized radiation that the public is exposed to mainly from the cellular telephone handset.

In addition, it is claimed that Partner and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that Partner and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. The total amount claimed is estimated by the plaintiffs to be approximately NIS 3.677 billion.

Hedging Policy

The Company has financial exposures due to fluctuations in foreign currency exchanges with respect to handset acquisitions and CAPEX investments as well as exposure to increases in the CPI with respect to the Company notes that are linked to the CPI.

The Company has hedged a portion of the above exposures, regardless of the market conditions and the macroeconomic forecasts and developments.

On May 9, 2010, the Company's Board of Directors resolved to cease hedging a fixed portion of the above exposures and that the Company will review its hedging position periodically on the basis of economic and financial market developments and forecasts and will determine whether to enter into hedging contracts in accordance with market conditions.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report on form 20-F/A filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010) : (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: May 25, 2010